

July 21, 2006

Alejandro Sánchez Mujica, General Counsel
Vitro, S.A. de C.V.
Ave. Ricardo Margain Zozaya #400
Col. Valle del Campestre
San Pedro Garza Garcia
Nuevo Leon, 66265 Mexico

> **Re:** **Vitro, S.A. de C.V.**
> **Registration Statement on Form F-4**
> **Filed June 30, 2006**
> **File No. 333-135546**

Dear Mr. Sánchez:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure in the Summary of your Form F-4 that you completed your sale of Vitrocrisa to Libbey on June 16, 2006. The companies identified in the Form F-4 as comprising Vitrocrisa are among the companies identified as "the Acquired Companies" in Exhibit 2.1 to the Form F-4. Section 3.14 of Exhibit 2.1 states that "the Acquired Companies have sold merchandise and made shipments to customers within Cuba."

   Cuba is a country identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and export controls. The Form F-4 does not include any information regarding contacts with Cuba. Please describe to us the nature and extent of the referenced sales and shipments to Cuba, including the products sold, the affiliates and/or subsidiaries selling the products, the period of time during which the products were sold, and whether any of the products were sold to the government of Cuba or entities owned or controlled by that government. Describe for us also any other past, current, or anticipated contacts with Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

2. Please discuss supplementally the materiality of the sales and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida mandates issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business contacts with Cuba.

Registration Statement Cover Page

3. Please add the primary standard industrial classification code number as required by Form F-4.

Notice to Investors, page ii

4. Please delete the last two sentences of this section, since it implies that investors are not entitled to rely on this information.

Forward-Looking Statements, page viii

5. Please move this section so that it appears after the risk factors section.

6. Sections 27A(b)(2)(c) of the Securities Act and Sections 21E(b)(2)(c) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please revise accordingly.

Summary, page 1

7. Please revise the information throughout your summary to delete embedded lists of information and instead provide the information in bullet format.

Recent Developments, page 5

8. We note your disclosure that according to the registration rights agreement you agreed to consummate the exchange offer within 240 days after the original issuance of the notes in October 2003. Please explain why you have delayed filing the registration statement until June 2006. Also disclose the amount of penalty interest you have paid to date.

9. If the company is currently in violation of any financial covenants in its debt agreements, please disclose in this section.

10. Please describe the refinancing of a significant portion of your consolidated indebtedness, as noted in your Form 20-F for the fiscal year ended December 31, 2005.

Review of Consolidated Results, page 6

11. This disclosure appears inappropriate for summary disclosure which should highlight the material aspects of your company and business and seems better suited for MD&A disclosure. Please revise.

Summary of Terms of the Exchange Offer, page 9

12. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Alejandro Sánchez Mujica
Vitro, S.A. de C.V.
July 21, 2006
Page 4

Risk Factors, page 26

13. Delete the last two sentences of the first paragraph. All material risks should be
    described in the risk factors section. If risks are not deemed material, you should
    not reference them.

14. Please provide appropriate disclosure regarding the risks resulting from the fact
    that your disclosure controls and procedures are not effective. Please disclose
    here and in future periodic reports in specific detail the factors underlying this,
    including when the deficiencies in internal controls were discovered, what they
    are and what caused them. Please disclose how these deficiencies in internal
    controls affect your financial reporting and the ability of investors to rely on your
    financial statements. If you restated your 2004 financials, please disclose this.

    In addition, we note that you state in your most recent Form 20-F that you have
    identified deficiencies in your disclosure controls, specifically within the area of
    U.S. GAAP reporting, and that your disclosure controls and procedures are not
    effective. However, it is unclear whether you or your auditors have identified
    these deficiencies as significant deficiencies or material weaknesses in the design
    or operation of internal controls over financial reporting which are reasonably
    likely to adversely affect your ability to record, process, summarize and report
    financial information. If so, please add a risk factor describing these deficiencies

Our leverage imposes significant debt service requirements . . . , page 26

15. Quantify the funds that are available to satisfy your debt payments. If insufficient
    funds are available, disclose your need to obtain additional financing and your
    ability to refinance.

16. Disclose the maximum amount of additional debt you can incur under your debt
    instruments.

Downgrading of our credit ratings . . . , page 27

17. Disclose that your debt was downgraded by Fitch and explain why it was
    downgraded.

We did not comply with covenants in the debt instruments . . . , page 29

18. Briefly describe the debt covenant violations. Identify also any ratios that the
    company has violated in the past 12 months.

The Exchange Offer, page 38

Terms of this Exchange Offer, page 39

19. We note the disclosure indicating that you will issue new notes or return any old
notes not accepted for exchange "as promptly as practicable" after expiration or
termination of the exchange offer. Rule 14e-1(c) requires that you exchange the
notes or return the old notes "promptly" upon expiration or termination of the
offer, as applicable. Please revise here and under Certain Conditions to the
Exchange Offer.

Expiration Date; Extensions, Amendments, page 40

20. You reserve the right "to delay accepting for exchange any Original Notes."
Clarify in what circumstances you will delay acceptance and confirm that any
such delay will be consistent with Rule 14e-1(c). For example, if you are
referring to the right to delay acceptance only due to an extension of the exchange
offer, so state.

Certain Conditions to the Exchange Offer, page 41

21. All offer conditions, except those related to the receipt of government regulatory
approvals necessary to consummate the offer, must be satisfied or waived at or
before the expiration of the offer, not merely before acceptance of the outstanding
notes for exchange. Please revise the language accordingly.

Description of Other Indebtedness, page 52

22. Please describe in detail the material financial covenants (e.g., the leverage and
interest coverage ratios) for each of your loans and notes outstanding.

Certain Income Tax Considerations, page 86

23. Please revise the heading and the first sentence to reflect that you have described
all material tax consequences.

Part II

Item 20. Indemnification of Directors and Officers

24. Please describe in greater detail the disclosure required by Item 702 of Regulation
S-K.

Signatures

25. If true, please identify Alvaro Rodriguez Arregui as your principal financial <u>and</u> principal accounting officer.

Exhibits 5.1 and 5.2 – Legal Opinions

26. Please file the legal opinions with your next amendment, or as soon as possible.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions to Brigitte Lippmann at (202) 551-3713, or me at (202) 551-3767.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Howard S. Kelberg, Esq.
        Milbank, Tweed, Hadley & McCloy, LLP
        1 Chase Manhattan Plaza
        New York, NY 10005-1413